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Exhibit (12)

WELLS FARGO FINANCIAL, INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30, 2000	Years Ended December 31,
		(Thousands of Dollars)
		1999	1998	1997	1996	1995
Net income	$111,267	$265,361	$238,604	$269,450	$276,331	$267,941

Add:
Fixed charges:
Interest including amortization of debt expense	295,799	520,063	485,784	401,736	372,859	359,079
One-third of rentals*	6,253	13,974	13,406	12,107	10,748	10,317

Total fixed charges	302,052	534,037	499,190	413,843	383,607	369,396

Provision for income taxes	65,162	149,190	121,668	144,082	148,096	147,873

Total net earnings, fixed charges and income taxes — "Earnings"	$478,481	$948,588	$859,462	$827,375	$808,034	$785,210

Ratio of earnings to fixed charges	1.58	1.78	1.72	2.00	2.11	2.13

*
One-third of rentals is deemed representative of the interest factor.

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WELLS FARGO FINANCIAL, INC. COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES